Filed Pursuant to Rule 424(b)(3)
File No. 333-113798-01
File No. 333-113798

PROSPECTUS

American Axle & Manufacturing, Inc.

         Offer to exchange all outstanding 5.25% Senior Notes due 2014 issued on February 11, 2004 guaranteed by American Axle & Manufacturing Holdings, Inc. which have not been registered under the Securities Act for up to $250,000,000 aggregate principal amount of Registered 5.25% Senior Notes due 2014 guaranteed by American Axle & Manufacturing Holdings, Inc. (registered under the Securities Act)

The Old Notes:

         $250,000,000 aggregate principal amount of 5.25% Senior Notes due February 11, 2014, referred to in this prospectus as the old notes, were originally issued and sold by American Axle & Manufacturing, Inc. on February 11, 2004 in a transaction that was exempt from registration under the Securities Act and resold to qualified institutional buyers in compliance with Rule 144A thereunder.

The New Notes:

         The terms of the new notes, referred to in this prospectus as the notes, are substantially identical to the terms of the old notes, except that the notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest under circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights.

         The notes will be our unsecured senior obligations. American Axle & Manufacturing Holdings, Inc., or Holdings, our parent corporation, is guaranteeing our monetary obligations under the notes on an unsecured and unsubordinated basis. The notes, as guaranteed, will rank equally with all of the unsecured and unsubordinated indebtedness of American Axle & Manufacturing, Inc., or AAM, Inc., and Holdings, effectively junior to all of the secured indebtedness of AAM, Inc. and Holdings, to the extent of the assets securing that indebtedness, and effectively junior to all indebtedness and other liabilities of our subsidiaries.

Exchange Offer:

•	Our offer to exchange old notes for notes will be open until 5:00 p.m., New York City time, on May 6, 2004, unless we extend the offer.

•	All old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of outstanding old notes may be withdrawn any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

•	Notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “The Exchange Offer — Conditions.”

•	We will not receive any proceeds from the exchange offer.

•	No public market currently exists for the notes and we do not intend to apply for their listing on any securities exchange or to arrange for them to be quoted on any quotation system.

•	Each broker-dealer that receives notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days following the consummation of the exchange offer, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

         See “Risk Factors” beginning on page 12 for a discussion of certain risks that you should consider in connection with tendering your old notes in the exchange offer.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 5, 2004.

      This exchange offer is not being made to, nor will we accept surrenders of old notes from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of old notes would not be in compliance with the securities or blue sky laws of such jurisdiction.

      Each holder of old notes wishing to accept this exchange offer must deliver the old notes to be exchanged, together with the Letter of Transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of old notes by book-entry transfer into the exchange agent’s account at The Depository Trust Company. All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called “The Exchange Offer” in this prospectus and in the accompanying Letter of Transmittal.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any document incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

      This prospectus incorporates by reference documents that contain important business and financial information about us that is not included or delivered with this prospectus. These documents are available without charge to holders of the notes upon written or oral request to us at the address and phone number specified under “Incorporated By Reference.” To obtain timely delivery, holders of the notes must request these documents no later than five business days before the expiration date. Unless extended, the expiration date is May 6, 2004.

      Unless the context otherwise requires, references in this prospectus to the “company,” “we,” “our,” and “us” shall mean collectively (i) American Axle & Manufacturing, Inc., or AAM, Inc. or the issuer, a Delaware corporation, and its direct and indirect subsidiaries and (ii) American Axle & Manufacturing Holdings, Inc., or Holdings, a Delaware corporation and the direct parent corporation of the issuer. Holdings has no material operations or assets other than its ownership of 100% of the issued and outstanding common stock of AAM, Inc., the issuer of the notes.

WHERE YOU CAN FIND MORE INFORMATION

      We are required to comply with the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and, in accordance with those requirements, we file combined reports, proxy statements and other information with the SEC.

      You can call the SEC’s toll-free number at 1-800-SEC-0330 for further information. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies like ours that file with the SEC electronically. The documents can be found by searching the EDGAR archives at the SEC’s website or can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings and other information about us may also be obtained from our website at www.aam.com, although information on our website does not constitute a part of this prospectus. Material that we have filed may also be inspected at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus. See “Incorporation by Reference.” You should only rely on the information contained in this prospectus and incorporated by reference in it. We have not authorized anyone to provide you with any additional information.

INCORPORATION BY REFERENCE

      We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Holdings’ annual report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 15, 2004, including the information specifically incorporated by reference in our Form 10-K from our Proxy Statement for our 2004 Annual Meeting of Stockholders, also filed with the SEC on March 15, 2004;

•	Holdings’ current reports on Form 8-K filed with the SEC on January 23, 2004, February 4, 2004, February 6, 2004, March 1, 2004 and March 8, 2004; and

•	All other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering.

      Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any

ii

person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

American Axle & Manufacturing Holdings, Inc.

Attention: Investor Relations
One Dauch Drive
Detroit, Michigan 48211-1198
Telephone Number: (313) 758-4823

      Except as provided above, no other information, including, but not limited to, information on our websites, is incorporated by reference in this prospectus.

iii

SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this prospectus. Statements concerning the automotive industry contained or incorporated by reference in this prospectus are based on information compiled by us or derived from public sources that we believe to be reliable, including J.D. Power & Associates and Autofacts Automotive Outlook. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. Some of the statements in this “Summary” are forward-looking statements. Please see “Forward-Looking Statements” for more information regarding these statements.

The Exchange Offer

      We completed on February 11, 2004 the private offering of $250.0 million of 5.25% senior notes due 2014. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to deliver to you this prospectus and to use our best efforts to complete the exchange offer within 210 days of the issuance of the 5.25% senior notes due 2014. You are entitled to exchange in the exchange offer your outstanding old notes for registered notes with substantially identical terms. If the exchange offer is not completed within 210 days of the issuance of the 5.25% senior notes due 2014, then the interest rate on the old notes will increase by an additional one quarter of 1% per annum for each subsequent 90-day period during which the registration default continues, with the aggregate amount of such increase from the original interest rate pursuant to these provisions to in no event exceed 0.50% per annum. You should read the discussion under the heading “Description of the Notes” for further information regarding the registered notes.

American Axle & Manufacturing

      We are a premier Tier I supplier to the automotive industry and a worldwide leader in the manufacture, engineering, design and validation of driveline systems and related powertrain components and modules for light trucks, sport-utility vehicles, or SUVs, and passenger cars. Driveline systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline and related powertrain products include axles, modules, driveshafts, chassis and steering components, driving heads, crankshafts, transmission parts and forged products. In addition to our 14 locations in the U.S. (in Michigan, New York and Ohio), we have offices and facilities in Brazil, England, Germany, Japan, Mexico and Scotland.

      We are the principal supplier of driveline components to General Motors Corporation, or GM, for its rear-wheel drive, or RWD, light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front four-wheel drive/ all-wheel drive, or 4WD/AWD, axle requirements for these vehicle platforms in the third quarter of 2003. As a result of our Component Supply Agreement, or CSA, and Lifetime Program Contracts, or LPCs, with GM, we are the sole-source supplier to GM for certain axles and other driveline products for the life of each GM vehicle program covered by a LPC.

      We sell most of our products under long-term contracts with prices established at the time the contracts were executed. Some of our contracts require us to reduce our prices in subsequent years and most of our contracts allow us to negotiate price increases for engineering changes. Price reductions under long-term contracts are a common practice in the automotive industry. We do not believe that price reductions offered to our customers will have a material adverse impact on our future operating results because we intend to offset such price reductions through purchased material cost reductions and other productivity improvements.

      Substantially all of our sales to GM are made pursuant to the LPCs. The LPCs have terms equal to the lives of the relevant vehicle programs or their respective derivatives, which typically run 6 to 12 years, and require us to remain competitive with respect to technology, design and quality. We will compete for future GM business upon the termination of the LPCs or the CSA. In the second quarter of 2003, we executed an LPC for the GMT-900 program, which is the successor to the GMT-800 program, GM’s full-size pickup and SUV platform. The GMT-900 program is expected to run through 2012.

      Sales to GM were $3,008.7 million in 2003 as compared to $2,981.7 million in 2002. Sales to GM represented approximately 82% of our total net sales in 2003 as compared to 86% in 2002.

      We also supply driveline systems and other related components to DaimlerChrysler Corporation, or DaimlerChrysler, Ford Motor Company, The Volvo Group, PACCAR Inc. and other original equipment manufacturers, or OEMs, and Tier I supplier companies such as Delphi Corporation, Dana Corporation, New Venture Gear, Inc. and The Timken Company. Our sales to customers other than GM increased approximately 35% to $674.0 million in 2003 as compared to $498.5 million in 2002. This significant growth in sales to customers other than GM was primarily due to our successful launch in the second half of 2002 of new driveline system products to support Chrysler Group’s heavy-duty Dodge Ram full-size pick-up trucks, or the Dodge Ram program. As a result of the Dodge Ram program, our sales to DaimlerChrysler were 9% of our total net sales in 2003 as compared to 4% in 2002 and less than 1% in 2001 and all previous years.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	December 31,

	2003	2002

	(In millions,
	except per share data)
Net sales	$3,682.7	$3,480.2
Cost of goods sold	3,142.4	2,988.5

Gross profit	540.3	491.7
Selling, general and administrative expenses	194.0	180.5

Operating income	346.3	311.2
Net interest expense	(46.8)	(50.6)
Gain on insurance settlement, net	—	10.4
Other income, net	3.7	2.8

Income before income taxes	303.2	273.8
Income taxes	106.1	97.7

Net income	$197.1	$176.1

Diluted earnings per share	$3.70	$3.38

Diluted shares outstanding	53.3	52.1

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$12.4	$9.4
Accounts receivable, net	339.2	335.7
Inventories, net	171.8	174.6
Prepaid expenses and other	24.0	37.3
Deferred income taxes	16.3	9.1

Total current assets	563.7	566.1
Property, plant and equipment, net	1,629.5	1,553.5
Deferred income taxes	6.9	10.9
Goodwill	147.8	150.2
Other assets and deferred charges	49.9	55.0

Total assets	$2,397.8	$2,335.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$333.6	$327.5
Other accrued expenses	220.6	207.7

Total current liabilities	554.2	535.2
Long-term debt	449.7	734.1
Deferred income taxes	73.0	52.0
Postretirement benefits and other long-term liabilities	366.2	310.8

Total liabilities	1,443.1	1,632.1
Stockholders’ equity	954.7	703.6

Total liabilities and stockholders’ equity	$2,397.8	$2,335.7

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,

	2003	2002

	(In millions)
Operating activities:
Net income	$197.1	$176.1
Depreciation and amortization	163.1	145.8
Other	136.7	62.3

Net cash flow provided by operating activities	496.9	384.2
Purchases of property, plant and equipment	(229.1)	(207.7)
Purchase buyouts of leased equipment	(3.0)	(45.2)

Net cash flow provided by operations after investing activities	264.8	131.3
Net decrease in long-term debt	(287.7)	(145.6)
Employee stock option exercises	25.1	12.4
Effect of exchange rate changes on cash	0.8	(1.0)

Net increase (decrease) in cash and cash equivalents	3.0	(2.9)
Cash and cash equivalents at beginning of period	9.4	12.3

Cash and cash equivalents at end of period	$12.4	$9.4

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

SUPPLEMENTAL DATA

	Year Ended
	December 31,

	2003	2002

	(In millions)
Net income	$197.1	$176.1
Interest expense	47.5	51.0
Income taxes	106.1	97.7
Depreciation and amortization	163.1	145.8

EBITDA(a) (unaudited)	$513.8	$470.6

(a)	EBITDA is a non-GAAP financial measure. We believe that EBITDA is a meaningful measure of performance as it is utilized by management and investors to analyze operating performance and entity valuation. Management, the investment community and banking institutions routinely use EBITDA, together with other measures, to measure operating performance relative to other Tier 1 automotive suppliers. EBITDA should not be construed as income from operations, net income or cash from operating activities as determined by GAAP. Other companies may calculate EBITDA differently.

      Exit of Blackstone/ New Directors. In 1997, Blackstone Capital Partners II Merchant Banking Fund L.P. and certain of its affiliates, or Blackstone, acquired a controlling equity interest in Holdings in a recapitalization transaction. Over the past few years, Blackstone reduced its equity interest in Holdings and on December 8, 2003, Blackstone completed a sale of its remaining 6.5 million shares of our common stock to Credit Suisse First Boston at a price of $38.36 per share. All net proceeds of the sale went to the selling stockholders. After this sale, Blackstone had no remaining beneficial ownership interest in AAM. On December 23, 2003, we announced that the two Blackstone representatives on our Board of Directors,

Mr. Robert L. Friedman and Mr. Bret D. Pearlman, resigned from the Board as the final step in Blackstone’s exit of its investment in AAM. On February 3, 2004, we announced that Dr. Henry T. Yang and Mr. Thomas L. Martin were appointed to the Board to fill the seats vacated by Mr. Friedman and Mr. Pearlman. Dr. Yang and Mr. Martin will stand for re-election at our annual stockholders meeting in April 2004.

      Concurrent Notes Offering. Concurrently with the offering of the old notes, Holdings offered, by means of a separate offering memorandum, $150.0 million of senior convertible notes due 2024, which are guaranteed on an unsecured, unsubordinated basis by AAM, Inc.

      Stock Repurchase Program. On February 3, 2004, we announced that our Board of Directors approved a stock repurchase program under which we may repurchase up to 2.5 million shares of common stock in the open market or in privately negotiated transactions from time to time over the next two years. We purchased approximately $63.0 million of such common stock concurrently with the offering of the old notes and the offering of senior convertible notes described above.

      Redemption of 9.75% Senior Subordinated Notes Due March 2009. On March 1, 2004, we redeemed all of AAM, Inc.’s 9.75% Senior Subordinated Notes due March 2009, or the 9.75% Notes. The aggregate principal amount of the notes redeemed was $300.0 million. We redeemed the notes for 104.875 percent of their principal amount plus accrued interest to the redemption date. In addition, we will report a pre-tax charge of $23.5 million in the first quarter of 2004 related to the redemption of the 9.75% Notes and the refinancing of our senior revolving bank credit facility.

      Senior Revolving Credit Facility. On January 9, 2004, AAM, Inc. entered into a new senior unsecured revolving credit facility that provides up to $600.0 million of revolving bank credit commitments through January 2009. This new senior revolving bank credit facility will be used for general corporate purposes, including to refinance our previously existing bank credit facilities.

      Our executive offices are located at One Dauch Drive, Detroit, Michigan 48211-1198, and our telephone number is (313) 758-2000.

The Exchange Offer

      In this prospectus, we refer to (1) the notes sold in that original offering as the old notes and (2) the notes offered in this prospectus in exchange for the old notes as the notes. The exchange offer relates to the exchange of up to $250 million aggregate principal amount of old notes for an equal aggregate principal amount of notes. The notes will be obligations of our company entitled to the benefits of the indenture governing the old notes. The form and terms of the notes are identical in all material respects to the form and terms of the old notes except that the notes have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and therefore are not entitled to the benefits of the registration rights granted under the registration rights agreement, executed as part of the offering of the old notes, dated February 11, 2003 among us and the initial purchasers in the private offering. These benefits include the contingent increases in the interest rates that may occur in the event that the filing and declaration of effectiveness of the required registration statement and subsequent consummation of an exchange offer pursuant to the registration statement do not occur within the time periods specified in the registration rights agreement.

Exchange Offer	We are offering to exchange $1,000 principal amount of 5.25% senior notes due 2014, or notes, which have been registered under the Securities Act for each $1,000 principal amount of our outstanding 5.25% senior notes due 2014, or old notes, which were issued in February 2004 in a private offering. In order to be exchanged, an outstanding old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged. As of this date there are $250 million principal amount of old notes outstanding. We will issue registered notes on or promptly after the expiration of the exchange offer.

Terms of Notes	The terms of the notes are substantially identical to the terms of the old notes, and evidence the same indebtedness as the old notes, except that the notes:

• will be registered under the Securities Act and, consequently, will be freely tradeable by persons not affiliated with us;

• will not bear any legend restricting transfer under the Securities Act;

• will not be entitled to the rights which are applicable to the old notes under the registration rights agreement;

• will not contain provisions relating to the payment of special interest under circumstances related to the timing of the exchange offer; and

• will bear a different CUSIP number from the old notes.

Resale of Notes	Based on an interpretation by the Staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that the notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• you are acquiring the notes in the ordinary course of your business;

• you are not participating or engaged in, do not intend to participate or engage in, and have no arrangement or understanding with any person to participate in, the distribution of the notes issued to you; and

• you are not a broker-dealer or an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

If our belief is inaccurate and you transfer any note issued to you in the exchange offer without delivering a prospectus meeting the requirement of the Securities Act or without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability. Each broker-dealer that issued notes in the exchange offer for its own account in exchange for notes which were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the notes issued in the exchange offer. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or other retransfer of the notes issued to it in the exchange offer. We have agreed that, for a period of 90 days after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the outstanding notes is an affiliate (as such term is defined in Rule 405 of the Securities Act) of ours. The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the notes.

Registration Rights Agreement	We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchasers of the old notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your notes. See “The Exchange Offer.”

Consequences of Failure to Exchange Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:

• you do not tender your old notes; or

• you tender your old notes and they are not accepted for exchange.

As a result of the restrictions on transfer and the availability of notes, the old notes are likely to be much less liquid than before the exchange offer. The old notes will, after the exchange offer, bear interest at the same rate as the notes. Subject to certain limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” and “ — Consequences of Failure to Exchange.”

Expiration Date	The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on May 6, 2004, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Accrued Interest on the Notes and the Old Notes	The notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from February 11, 2004. Holders of outstanding old notes that are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such old notes accrued from February 11, 2003 to the date of the issuance of the notes. Consequently, holders who exchange their old notes for notes will receive the same interest payment on August 11, 2004 (the first interest payment date with respect to the old notes and the notes to be issued in the exchange offer) that they would have received had they not accepted the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions which we may waive. See “The Exchange Offer — Conditions.”

Procedures for Tendering Old Notes	If you wish to exchange your old notes for notes pursuant to the exchange offer, you must submit the required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures) all in accordance with the instructions described in this prospectus and in the relevant Letter of Transmittal. See “The Exchange Offer — Procedures for Tendering,” “— Book-Entry Transfer,” “— Exchanging Book-Entry Notes” and “— Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you own a beneficial interest in old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct the registered holder to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the Letter of Transmittal prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Withdrawal Rights.”

Acceptance of Old Notes and Delivery of Notes	Subject to certain conditions, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The notes issued pursuant to the exchange offer will be delivered as promptly as practicable after the expiration date. See “The Exchange Offer — Terms of the Exchange Offer.”

Certain U.S. Federal Income Tax Considerations	We believe that the exchange of the old notes for notes will not constitute a taxable exchange for U.S. federal income tax purposes. Since you may have tax considerations unique to your particular situation, you are urged to consult your own tax advisor to confirm the tax consequences of your participation in the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the notes in the exchange offer. See “Use of Proceeds.” We will pay all expenses incident to the exchange offer.

Exchange Agent	BNY Midwest Trust Company is serving as the exchange agent. The exchange agent can be reached at Bank of New York, Corporate Trust Department, Reorganization Unit, 101 Barclay Street — 7 East, New York, New York 10286, Attention: Bernard Arsenec. For more information with respect to the exchange offer, the telephone number for the exchange agent is (212) 815-5098 and the facsimile number for the exchange agent is (212) 298-1915.

Summary Description of the Notes

      The following is a brief summary of the terms of this offering of the notes and the guarantee. For a more complete description, see “Description of the Notes” in this prospectus.

Issuer	American Axle & Manufacturing, Inc.

Notes Offered	$250.0 million aggregate principal amount of 5.25% senior notes due 2014.

Maturity	The notes will mature on February 11, 2014 unless redeemed earlier by us as described in “Description of the Notes — Optional Redemption.”

Interest Rate	5.25% per year.

Interest Payment Dates	We will pay interest on the notes semi-annually in arrears on February 11 and August 11 of each year, beginning on August 11, 2004.

Guarantee	Our monetary obligations under the notes will be guaranteed on an unsecured and unsubordinated basis by Holdings, our parent corporation. See “Description of the Notes — Guarantee.” No subsidiaries of AAM, Inc. will guarantee the notes.

Optional Redemption	We may redeem the notes, in whole at any time or in part from time to time, at our option on not less than 30 nor more than 60 days’ notice, subject to the payment of a make-whole premium, as described more fully under “Description of the Notes — Optional Redemption” in this prospectus.

Ranking	The notes will be our senior unsecured obligations and, as guaranteed, will rank equally with all of the unsecured and unsubordinated indebtedness of AAM, Inc. and Holdings, effectively junior to all of the secured indebtedness of AAM, Inc. and Holdings, to the extent of the assets securing that indebtedness, and effectively junior to all indebtedness and other liabilities of the subsidiaries of AAM, Inc. As of December 31, 2003, Holdings had $449.7 million of consolidated indebtedness. As of December 31, 2003, after giving effect to the offering of the old notes and the concurrent offering of senior convertible notes, and the application of the net proceeds from those financings, including our repurchase of approximately $63.0 million of our outstanding common stock concurrently with those offerings, and the refinancing of our bank credit facility in January 2004, as if these events had occurred on December 31, 2003, Holdings would have had $534.3 million of consolidated indebtedness. Of this amount:

• AAM, Inc. and Holdings would have had an aggregate of $492.0 million of unsecured, unsubordinated indebtedness outstanding;

• AAM, Inc. and Holdings, not including our subsidiaries, would have had an aggregate $3.1 million of secured indebtedness outstanding: and

• Our subsidiaries would have had an aggregate of $39.2 million of indebtedness and other liabilities outstanding.

Covenants	The terms of the notes contain covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

• engage in consolidations and mergers or sell or transfer assets;

• incur debt secured by liens; and

• engage in sale and leaseback transactions.

See “Description of the Notes — Material Covenants” in this prospectus.

Form and Denomination	The notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.

Ratings	The notes have been assigned a rating of BBB by Standard & Poor’s Ratings Services (S&P) and Baa3 by Moody’s Investors Service (Moody’s). These ratings are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by the rating agencies.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to participate in this exchange offer.

Summary Consolidated Financial Data

      The selected consolidated financial data for Holdings for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements. This data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus. See “Where You Can Find More Information.”

	2003	2002		2001	2000	1999

	(In millions, except per share data)
Statements of income data:
Net sales	$3,682.7	$3,480.2		$3,107.2	$3,069.5	$2,953.1
Gross profit	540.3	491.7		409.7	426.2	388.8
Operating income	346.3	311.2		241.3	259.4	237.8
Net income(a)	197.1	176.1	(b)	114.9	129.2	115.6
Diluted earnings per share	$3.70	$3.38		$2.36	$2.60	$2.34

Balance sheet data:
Cash and cash equivalents	$12.4	$9.4		$12.3	$35.2	$140.2
Total assets	2,397.8	2,335.7		2,160.9	1,902.5	1,673.2
Total debt	449.7	734.1		878.2	817.1	774.9
Stockholders’ equity	954.7	703.6		534.7	372.0	263.7

Other data:
EBITDA(c) (unaudited)	$513.8	$470.6		$367.8	$377.0	$334.6
Cash flow from operations	496.9	384.2		232.8	252.2	310.3
Capital expenditures	229.1	207.7		375.5	381.0	301.7

(a)	We adopted FASB Statement No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. Under FASB Statement No. 142, we no longer amortize goodwill. Instead, we will periodically evaluate goodwill and any other acquired intangible assets for impairment. Goodwill amortization, net of tax, was $2.5 million in 2001, $2.7 million in 2000 and $2.1 million in 1999. The impact of no longer amortizing goodwill resulted in a $2.6 million increase in net income in 2003 and a $2.6 million increase in 2002.

(b)	Excluding a $5.5 million gain, net of tax and other related costs, due to an insurance settlement related to a fire at our forge operations in Detroit, net income would have been $170.6 million.

(c)	We believe EBITDA is a meaningful measure of performance as it is commonly utilized in our industry to analyze operating performance, liquidity and entity valuation. EBITDA should not be construed as income from operations, net income or cash flow from operating activities as determined by accounting principals generally accepted in the United States of America. Other companies may calculate EBITDA differently. The following table summarizes the calculation of EBITDA for the periods indicated:

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(In millions)
Net income	$197.1	$176.1	$114.9	$129.2	$115.6
Interest expense	47.5	51.0	60.3	65.7	61.7
Income taxes	106.1	97.7	66.0	74.2	67.8
Depreciation and amortization	163.1	145.8	126.6	107.9	89.5

EBITDA (unaudited)	$513.8	$470.6	$367.8	$377.0	$334.6

RISK FACTORS

      You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before deciding to participate in this exchange offer. Some factors in this section are forward-looking statements.” For a discussion of those statements and of other factors for investors to consider, see “Forward-Looking Statements.”

Risks Relating to the Notes

The old notes are, and the notes will be, our unsecured obligations. A substantial portion of our operations are conducted through our direct and indirect subsidiaries, and the claims of creditors of our subsidiaries are effectively senior to claims of holders of the notes.

      The old notes are, and the notes will be, our unsecured obligations, ranking equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

      A significant portion of our operations are conducted through our subsidiaries. As a result, our ability to service our debts, including our obligations under the notes and other obligations, is dependent to some extent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon our liquidation or reorganization, and therefore the right to the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. Further, indebtedness under our senior revolving credit facility may be guaranteed in the future by certain of AAM, Inc.’s subsidiaries and the claims of creditors of these subsidiaries will be effectively senior to claims of holders of the notes with respect to any such guarantees. See “Description of Certain Other Indebtedness.” In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

An active trading market for the notes may not develop.

      The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

Holdings’ guarantee may be unenforceable due to fraudulent conveyance statutes and, accordingly, you could have no claim against Holdings’, as guarantor of the notes.

      A court could, under fraudulent conveyance laws, subordinate or void the guarantee of Holdings if it found that the guarantee was incurred with actual intent to hinder, delay or defraud creditors, or if the guarantor did not receive fair consideration reasonably equivalent in value for the guarantee and that the guarantor:

•	was insolvent or rendered insolvent because of the guarantee;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond the guarantor’s ability to pay at maturity.

      Holdings does not believe that the issuance of their guarantees will be a fraudulent conveyance because, among other things, Holdings will receive benefits from this offering and the application of the proceeds from it. However, if a court were to void the guarantee of Holdings as the result of a fraudulent conveyance by such guarantor or hold it unenforceable for any other reason, you would cease to have a claim against Holdings based on its guarantee and would solely be a creditor of ours, as issuer of the notes.

Risks Relating to the Business

Our operations are linked to domestic automotive production, and a decrease in consumer demand, tighter government regulations or increased costs could negatively impact our operations.

      Our operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. Sales of axles and related driveline components for light trucks and SUVs represented approximately 94% of our sales in 2003 and approximately 92% of our sales in 2002. There can be no assurance that positive trends in sales of these vehicles, or that the increasing penetration of 4WD/ AWDs, as a percentage of these vehicles, will continue. A decrease in consumer demand for the models that generate the most sales for us, our failure to obtain sales orders for new or redesigned models or pricing pressure from our customers or competitors could have a material adverse effect on our business. Disruptions in the availability of fuel or government regulations, including those relating to Corporate Average Fuel Economy regulations, could impact vehicle mix and volume, which could also adversely affect the demand for our existing products.

      The prices of the raw materials needed for our products may increase due to competitive factors or government regulations and we may be unable to pass these raw material price increases to our customers. In addition, we sell most of our products under long-term contracts with prices established at the time the contracts were entered into. There is substantial and continuing pressure from our key customers, the major automotive companies, to reduce the number of outside suppliers and reduce costs. We believe that our ability to control costs, achieve productivity improvements and develop new products will be essential to remain competitive. There can be no assurance that we will be able to improve or maintain our profitability on product sales.

The loss of, or a significant reduction in, purchases of our products by GM, DaimlerChrysler or other customers could adversely affect our business.

      We are the principal supplier of driveline components to GM for its RWD light trucks and SUVs manufactured in North America, supplying substantially all of GM’s rear axle and front 4WD/ AWD axle requirements for these vehicle platforms. We sell products to GM under LPCs, which have terms equal to the lives of the relevant vehicle programs or their respective derivatives of typically 6 to 12 years. The LPCs establish pricing for products sold to GM and require us to remain competitive with respect to technology, design and quality. Substantially all of our sales to GM are made pursuant to the LPCs. Sales to GM were approximately 82% of our total sales in 2003, 86% of our total sales in 2002, 87% in 2001 and 85% in 2000. We will have to compete for future GM business upon the termination of the LPCs. There can be no assurance that we will remain competitive with respect to technology, design and quality to GM’s reasonable satisfaction. Pricing negotiated with GM in future agreements may be more or less favorable than the LPCs and other currently applicable agreements. If we lose any significant portion of our sales to GM, or if GM significantly reduces its production of light trucks or SUVs, it would have a material adverse effect on our results of operations and financial condition. Disputes arising from any current or future agreements between GM and us could have a material adverse impact on our relations and our results of operations or financial condition. In addition, DaimlerChrysler accounted for approximately 9% of our sales for 2003 and represents a significant portion of our non-GM business, and if we lose a significant portion of our sales to DaimlerChrysler it would have a material adverse effect on our results of operations and financial condition.

Future work stoppages at GM or DaimlerChrysler could adversely affect our financial condition, results of operations and the conduct of our business.

      Because GM accounts for approximately 82% of our sales, future work stoppages at GM could materially and adversely affect our financial condition, results of operations and the conduct of our business. In the past, there have been labor strikes against GM that have resulted in work stoppages at GM. We estimate that the work stoppage at GM during June and July of 1998 resulted in lost sales to us of approximately $188 million and lost operating income (including related start-up inefficiencies in our operations in August 1998) of approximately $71.2 million. We also estimate that work stoppages at GM resulted in lost sales to us of approximately $95 million in 1996 and $60 million in 1997. In addition, DaimlerChrysler accounted for approximately 9% of our sales in year 2003 and represents a significant portion of our non-GM business that could also be adversely affected by future work stoppages.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.

      Although we believe our relations with our unions are positive, there can be no assurance that future issues with our labor unions will be resolved favorably or that we will not experience a work stoppage that could adversely affect our business. We had not experienced any strikes from the time we commenced operations in 1994 through this February. However, at the expiration of our national collective bargaining agreement with the United Automobile, Aerospace and Agricultural Workers of America, or the UAW, on February 25, 2004, we experienced a temporary work stoppage that lasted less than two days at six of our North American manufacturing facilities. On March 8, 2004, we reached a new national collective bargaining agreement with the UAW that runs through February 25, 2008. Our collective bargaining agreement with the International Association of Machinists runs through May 5, 2004. Associates at our MSP Industries Corporation, or MSP, subsidiary and our Colfor Manufacturing Inc., or Colfor, subsidiary are also represented by the UAW under collective bargaining agreements that expire in 2005. In addition, associates at our Albion Automotive (Holdings) Limited, or Albion, subsidiary in Scotland are represented by labor unions under various collective bargaining agreements that expire in 2004, certain of which may be terminated upon six-months’ notice. Associates at our Guanajuato, Mexico facilities and our Brazilian majority-owned facility are represented by labor unions that are subject to collective bargaining agreements that expire annually.

We and our customers may not be able to timely or successfully launch new product programs.

      Our customers are preparing to launch new product programs for which we will supply newly developed axles and other driveline components. Certain of these program launches will require substantial capital investments by us.

      Although we do not currently anticipate any problems completing such new product program launch activities in time for the start of production, there can be no assurance that we will be able to install and certify the equipment needed to produce products for these new product programs in time for the start of production. There can be no assurance that the transitioning of our manufacturing facilities and resources to full production under these new product programs, or any other future product programs, will not impact production rates or other operational efficiency measures at our facilities. In addition, there can be no assurance that our customers will execute the launch of these product programs, or any additional future product program for which we will supply products, on schedule.

We face substantial competition and our competitors may have superior resources, which could place us at a competitive disadvantage.

      The original equipment manufacturer supply industry is highly competitive with a number of other manufacturers that produce competitive products. Quality, delivery and price, as well as technological innovation, are the primary elements of competition. There can be no assurance that our products will compete successfully with those of our competitors. These competitors include driveline component manufacturing facilities of existing original equipment manufacturers, as well as independent domestic and international suppliers. Certain competitors are more diversified and have greater access to financial resources. There can be no assurance that our business will not be adversely affected by increased competition, or that we will be able to maintain our profitability if the competitive environment changes.

Our ability to operate effectively could be impaired if we lose key personnel or fail to attract and retain associates.

      Our success will depend, in part, on the efforts of our executive officers and other key associates, including Richard E. Dauch, Co-Founder, Chairman of the Board and Chief Executive Officer. In addition, our future success will depend on, among other factors, our ability to continue to attract and retain qualified personnel. We do not have “key man” life insurance on any of our associates other than Mr. Dauch. The loss of the services of key associates or the failure to attract or retain associates could have a material adverse effect on our financial condition and results of operations.

We are subject to risks and costs associated with non-compliance with environmental regulations.

      Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation treatment and disposal of waste and other materials. We believe that our operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of automotive parts manufacturing plants entails risks in these areas, however, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

We depend on a limited number of suppliers for some key components and materials in our products, which makes us susceptible to supply shortages or price fluctuations that could adversely affect our business.

      We have initiated a policy of strengthening our supplier relationships by concentrating our productive material purchases with a limited number of suppliers. We believe that this policy contributes to quality and cost control and increases our suppliers’ commitments to us. We rely upon, and expect to continue to rely upon, single source suppliers for certain critical components that are not readily available in sufficient volume from other sources. There can be no assurance that the suppliers of these productive materials will be able to meet our future needs on a timely basis, or be willing to continue to be suppliers to us, or that a disruption in a supplier’s business would not disrupt the supply of productive materials that could not easily be replaced.

Our international operations are exposed to various risks that could have a material adverse effect on our results of operations and financial condition.

      We have operating facilities and conduct a significant portion of our business outside of the United States, including Mexico, Brazil and the United Kingdom, and may in the future expand into additional markets. Our international operations expose us to risks from changes in the political, economic and financial environments in other countries, including fluctuations in exchange rates, political instability (including hostilities) in the major markets where we procure materials, components, and supplies for the production of our principal products or where our products are produced, distributed or sold, changes in foreign laws and regulations and in trade policies, import and export restrictions and tariffs, taxes and exchange controls. Any one of these factors could have an adverse effect on our continuity of business, results of operations and financial condition. In addition, our consolidated financial results are denominated in U.S. dollars and require translation adjustments for purposes of reporting results from, and the financial condition of, our non-U.S. operations. Such adjustments may be significant from time to time.

FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus or incorporated by reference in this prospectus are “forward-looking statements” and relate to trends and events that may affect our future financial position and operating results. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The terms “will,” “expect,” “anticipate,” “intend,” “project” and similar words or expressions are intended to identify forward-looking statements. The statements are based on our current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including, but not limited to:

•	adverse changes in the economic conditions or political stability of our principal markets (particularly North America, Europe and South America);

•	reduced demand for our customers’ products (particularly light trucks and SUVs produced by GM and DaimlerChrysler);

•	reduced purchases of our products by GM, DaimlerChrysler or other customers;

•	our ability and our customers’ ability to successfully launch new product programs;

•	our ability to respond to changes in technology or increased competition;

•	supply shortages or price fluctuations in raw materials, utilities or other operating supplies;

•	our ability to attract and retain key associates;

•	our ability to maintain satisfactory labor relations and avoid work stoppages;

•	our customers’ ability to maintain satisfactory labor relations and avoid work stoppages;

•	risks of noncompliance with environmental regulations; or risks of environmental issues that could result in unforeseen costs at our facilities;

•	liabilities arising from legal proceedings to which we are or may become a party or claims against us or our products;

•	availability of financing for working capital, capital expenditures, research and development or other general corporate purposes;

•	adverse changes in laws, government regulations or market conditions affecting our products or our customers’ products (including the Corporate Average Fuel Economy regulations); and

•	other unanticipated events and conditions that may hinder our ability to compete.

      It is not possible to foresee or identify all such factors and we make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement.

      You should note that although the prospectus and documents incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, the safe harbor provided for by the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender or exchange offer.

USE OF PROCEEDS

      We will not receive any cash proceeds from the exchange offer. Because we are exchanging the old notes for the notes, which have substantially identical terms and evidence the same indebtedness as the old notes, the issuance of the notes will not result in any increase in our indebtedness. The net proceeds from the offering of the old notes, after deducting the estimated discounts and commissions of the initial purchasers and other offering expenses, was $247.7 million. We also received approximately $146.3 million of net proceeds, after deducting the estimated discounts and commissions and other expenses, from the concurrent offering of senior convertible notes. The net proceeds from the offering of the old notes and the offering of our senior convertible notes were used as follows:

•	Approximately $63.0 million was used to repurchase our common stock concurrently with those offerings.

•	Approximately $314.6 million was used to redeem the 9.75% Notes, including related redemption premiums but excluding accrued interest on the 9.75% Notes that was paid upon redemption of the notes.

•	The remainder was used for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges on a historical basis for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense, one-third of rental expense, which we believe to be representative of the interest portion of rent expense, and preferred stock dividends.

	Years Ended December 31,

	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	5.52	4.54	2.86	3.07	3.13

CAPITALIZATION

      The following table sets forth our consolidated cash and cash equivalents and actual capitalization as of December 31, 2003 and our cash and cash equivalents and capitalization as adjusted to give effect to the sale of the old notes and the concurrent offering of our senior convertible notes, and the application of the net proceeds from those financings, including our repurchase of approximately $63.0 million of our outstanding common stock concurrently with those offerings, and the refinancing of our bank credit facility in January 2004, as if these events had occurred on December 31, 2003. See “Use of Proceeds.”

	As of December 31, 2003

	Actual	As Adjusted(c)(d)

		(Unaudited)

	(In millions)
Cash and cash equivalents	$12.4	$12.4

Long-term debt:
Senior Revolving Credit Facility(a)	$60.0	$43.7
9.75% Notes, net of discount	298.8	—
Senior Notes offered hereby, net of discount	—	249.7
Senior Convertible Notes offered concurrently with this offering	—	150.0
Foreign and other debt agreements(b)	90.9	90.9

Total long-term debt and capital lease obligations	449.7	534.3

Stockholders’ equity:
Common stock; par value $.01 per share; 150.0 million shares authorized; 53.6 million shares issued and outstanding (52.0 million as adjusted)	0.5	0.5
Paid-in capital	336.2	336.2
Retained earnings	681.4	666.1
Treasury stock at cost; 0.1 million shares (1.7 million as adjusted)	(0.7)	(63.7)
Accumulated other comprehensive loss, net of tax	(62.7)	(62.7)

Total stockholders’ equity	954.7	876.4

Total capitalization	$1,404.4	$1,410.7

(a)	On January 9, 2004, AAM, Inc. entered into a new senior unsecured revolving credit facility that provides up to $600.0 million of revolving bank credit commitments through January 2009. This new senior revolving bank credit facility will be used for general corporate purposes, including to refinance our previously existing bank credit facilities.

(b)	In 2003, we increased the total availability under our uncommitted bank credit lines, or Money Market Lines, to $49.0 million. At December 31, 2003, $48.5 million was outstanding and $0.5 million was available under these Money Market Lines.

(c)	On March 1, 2004, we redeemed all of AAM, Inc.’s 9.75% Senior Subordinated Notes due March 2009. The aggregate principal amount of the notes redeemed was $300.0 million. We redeemed the notes for 104.875 percent of their principal amount plus accrued interest to the redemption date.

(d)	The table above includes the aggregate impact to stockholders’ equity of a pre-tax charge of $23.5 million in the first quarter of 2004 related to the redemption of the 9.75% Notes and the refinancing of our senior revolving bank credit facility. The table does not reflect the payment of accrued interest on the 9.75% Notes that will be payable upon redemption of the notes.

THE EXCHANGE OFFER

General

      In connection with the issuance of the old notes, we entered into a registration rights agreement, dated February 11, 2004, with the initial purchasers of the old notes. The following contains a summary of the provisions of the registration rights agreement. It does not contain all of the information that may be important to you. We refer you to the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

      Under the registration rights agreement, AAM, Inc. and Holdings have agreed to (1) file with the Securities and Exchange Commission (the “SEC”) the registration statement of which this prospectus is a part with respect to a registered offer to exchange the old notes for the notes, (2) use reasonable best efforts to have the registration statement declared effective within 180 days after the issue of the old notes and (3) use reasonable best efforts to cause the exchange offer consummated not later than 210 days after the issue date of the old notes. We will keep the exchange offer open for the period required by applicable law, but in any event for at least 30 calendar days after the date notice of the exchange offer is mailed to holders of the old notes. The exchange offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy these requirements under the registration rights agreement.

      Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. Notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “— Conditions.”

      As of the date of this prospectus, $250.0 million aggregate principal amount of the old notes is outstanding. In connection with the issuance of the old notes, we arranged for the old notes initially purchased by Qualified Institutional Buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The notes will also be issuable and transferable in book-entry form through DTC.

      This prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of March 22, 2004, which is the record date for purposes of the exchange offer.

      Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to BNY Midwest Trust Company, the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the notes and delivering notes to such holders.

      Holders of old notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “— Fees and Expenses.”

      Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act)

without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder is not participating or engaged in, does not intend to participate or engage in, and has no arrangement or understanding with any person to participate in, a distribution of such notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such notes.

      We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the Staff of the SEC would make a similar determination with respect to the notes as it has in such no-action letters.

      By tendering old notes in exchange for notes and executing the Letter of Transmittal, each holder will represent to us that:

•	any notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the old notes or notes within the meaning of the Securities Act; and

•	it is not our “affiliate” as defined in Rule 405 under the Securities Act.

      If such holder is a broker-dealer, it will also be required to represent that the old notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of notes. See “Plan of Distribution.” Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of old notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

      Each broker-dealer that receives notes for its own account in exchange for old notes where such notes were acquired by such broker-dealer as a result of market making activity or other trading activity, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the notes in connection with any resale of such notes. See “Plan of Distribution.”

      Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of old notes who do not exchange their old notes for notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes, unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration Date; Extensions; Amendments; Termination

      The expiration date shall be May 6, 2004 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.

      To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of old notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.

      We reserve the right:

•	to delay acceptance of any old notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.

      Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the Notes

      The notes will accrue interest at the rate of 5.25% per annum from the last interest payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on such old notes, from February 11, 2004, provided, that if old notes are surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the old notes received in exchange therefor will accrue from the date of such interest payment date. Holders of outstanding notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such old notes accrued from February 11, 2003 to the date of the issuance of the notes. Consequently, holders who exchange their old notes for notes will receive the same interest payment on August 11, 2004 (the first interest payment date with respect to the old notes and the notes to be issued in the exchange offer) that they would have received had they not accepted the exchange offer. Interest on the notes is payable on February 11 and August 11, beginning on August 11, 2004.

Procedures for Tendering

      To tender in the exchange offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either:

•	a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable Letter of Transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

      The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the noteholders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the Letter of Transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

      The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable Letter of

Transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf.

      Only a holder of old notes may tender such old notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on the books of the company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such old notes by book-entry transfer at DTC.

      Any beneficial holder whose old notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his old notes, either make appropriate arrangements to register ownership of the old notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

      Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or an eligible institution unless the old notes tendered pursuant thereto are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the Letter of Transmittal or (2) for the account of an eligible institution.

      If the Letter of Transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the Letter of Transmittal.

      All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the Letter of Transmittal, promptly following the expiration date.

      In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the notes are issued:

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as described under “— Conditions,” to terminate the exchange offer;

•	to redeem old notes as a whole or in part at any time and from time to time, as described under “Description of the Notes — Optional Redemption;” and

•	to the extent permitted under applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.

      The terms of any such purchases or offers could differ from the terms of the exchange offer.

Acceptance of Old Notes for Exchange; Delivery of Notes

      Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes properly tendered will be accepted promptly as practicable after the expiration date, and the notes will be issued promptly as practicable after acceptance of the old notes. See “— Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive a note having a principal amount equal to that of the surrendered old note.

      In all cases, issuance of notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed Letter of Transmittal; and

•	all other required documents.

      If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such nonexchanged old notes will be credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-Entry Transfer

      The exchange agent has established an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the Letter of Transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Exchanging Book-Entry Notes

      The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender old notes.

      Any participant in the book-entry transfer facility may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the Letter of Transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

      Holders of old notes who are unable to deliver the required confirmations and other documents in a timely manner on or prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed Letter of Transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

(i) sets forth the name and address of the holder of old notes and the principal amount of old notes tendered;

(ii) states that the tender is being made thereby; and

(iii) guarantees that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, a book-entry confirmation and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent; and

•	a book-entry confirmation and all other documents required by the Letter of Transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

      Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the Letter of Transmittal. Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•	in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

      All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, which determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering” and “— Book-Entry Transfer” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

      Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine that the exchange offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.

      In addition, we will not accept for exchange any old notes tendered, and no notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange Agent

      BNY Midwest Trust Company has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent as provided in the Letter of Transmittal.

Fees and Expenses

      The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

      We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes, and in handling or forwarding tenders for exchange.

      The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

      We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange

      Holders of old notes who do not exchange their old notes for notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The old notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. As a result of the restrictions on transfer and the availability of the notes, the old notes are likely to be much less liquid than before the exchange offer. The old notes will, after the exchange offer, bear interest at the same rate as the notes. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

DESCRIPTION OF THE NOTES

      We will issue the notes pursuant to an indenture to be dated as of February 11, 2004 between AAM, Inc., as issuer, Holdings, as guarantor, and BNY Midwest Trust Company, as trustee.

      The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the notes and the indenture. We urge you to read the indenture and the form of the notes, which you may obtain from us upon request. As used in this description, all references to “AAM, Inc.,” “our company,” the “issuer,” “we,” “us” or “our” mean American Axle & Manufacturing, Inc., excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries, and all references to “Holdings” mean American Axle & Manufacturing Holdings, Inc., our parent corporation, excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries. Holdings has no material operations or assets other than its ownership of 100% of the issued and outstanding common stock of American Axle & Manufacturing, Inc., the issuer.

General

      On February 11, 2004, AAM, Inc. issued $250.0 million aggregate principal amount of old notes due February 11, 2014. Pursuant to this prospectus, AAM, Inc. will issue up to $250.0 million aggregate principal amount of notes due February 11, 2014 in the exchange offer.

      The form and terms of the notes are substantially identical to the terms of the old notes, except that the notes:

•	will be registered under the Securities Act, and, consequently, will be freely tradeable by persons not affiliated with us;

•	will not bear any legend restricting transfer under the Securities Act;

•	will not be entitled to the rights which are applicable to the old notes under the registration rights agreement;

•	will not contain provisions relating to the payment of special interest under circumstances related to the timing of the exchange offer; and

•	will bear a different CUSIP number from the old notes.

      The notes initially will be limited to $250.0 million aggregate principal amount. The indenture provides that we have the ability to issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes issued by this prospectus. Any additional notes will, together with the notes offered by this prospectus, constitute a single series of the notes under the indenture. The notes will mature on February 11, 2014. The notes will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The notes will bear interest at the rate of 5.25% per year on the principal amount from the issue date of the old notes (February 11, 2004), or from the most recent date to which interest has been paid or provided for, until February 11, 2014. Interest will be payable semi-annually in arrears on February 11 and August 11 of each year, commencing on August 11, 2004, to holders of record at the close of business on the January 27 or July 27 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued from the period commencing on and including the immediately proceeding interest payment day (or, if none, February 11, 2004) through the day before the applicable interest payment date (or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

      Interest will cease to accrue on a note upon its maturity or redemption. We may not reissue a note that has matured or been redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

      Notes may be presented for exchange or registration of transfer at the office of the registrar, such agent initially being the trustee. We will not charge a service fee for any registration of transfer or exchange of the notes.

Guarantee

      Holdings is guaranteeing our monetary obligations under the notes on an unsecured and unsubordinated basis. The notes will not be guaranteed by any of our subsidiaries. Holdings will irrevocably and unconditionally guarantee on an unsecured and unsubordinated basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of the issuer under the indenture and the notes, whether for payment of principal of, premium, if any, or interest or liquidated damages on the notes, expenses, indemnification or otherwise. Such guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by Holdings without rendering the guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Ranking

      The notes and the Holdings guarantee will be unsecured and unsubordinated obligations and will rank equal in right of payment to all of the existing and future unsecured and unsubordinated indebtedness of AAM, Inc. and Holdings, respectively. However, the notes and the Holdings guarantee will be effectively subordinated to all existing and future obligations of our subsidiaries and the subsidiaries of Holdings, respectively, and to any secured debt of AAM, Inc. and Holdings, respectively, to the extent of any assets securing such debt. We are the only current subsidiary of Holdings.

      As of December 31, 2003, Holdings had consolidated debt of $449.7 million. As of December 31, 2003, after giving effect to the offering of the old notes and the concurrent offering of senior convertible notes, and the application of the net proceeds from those financings, including our repurchase of approximately $63.0 million of our outstanding common stock concurrently with those offerings, and the refinancing of our bank credit facility in January 2004, as if these events had occurred on December 31, 2003:

•	Holdings would have had $534.3 million of total consolidated indebtedness;

•	AAM, Inc. and Holdings would have had an aggregate of $492.0 million of unsecured, unsubordinated indebtedness outstanding;

•	AAM, Inc. and Holdings, not including our subsidiaries, would have had an aggregate of $3.1 million of secured indebtedness outstanding; and

•	Our subsidiaries would have had an aggregate of $39.2 million of indebtedness and other liabilities outstanding.

Optional Redemption

      We may redeem the notes at our option, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of those payments of interest accrued to the date of redemption) from the redemption date to the maturity date of the notes being redeemed, in each case discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the notes to the date of redemption.

      “Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any date of redemption, (1) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

      “Quotation Agent” means Banc of America Securities LLC, which we refer to as Banc of America Securities, or another Reference Treasury Dealer appointed by us.

      “Reference Treasury Dealer” means each of Banc of America Securities, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and any other dealer selected by Banc of America Securities, and the respective successors of the foregoing; provided, however, that, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

      We will mail notice of any redemption at least 30 days, but not more than 60 days, before the date of redemption to each holder of the notes to be redeemed. If less than all the notes are to be redeemed at any time, the trustee will select notes to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

Material Covenants

      Consolidation, Merger, Sale or Conveyance. The indenture provides that AAM, Inc. or Holdings may not consolidate with or merge into any other entity or convey, transfer or lease their properties and assets substantially as an entirety to any entity, unless:

•	the successor or transferee entity, if other than AAM, Inc. or Holdings, as the case may be, is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by a supplemental indenture executed and delivered to the trustee, in form reasonably satisfactory to the trustee, the due and punctual payment of the principal of, any premium on and any interest on, all the outstanding notes and the performance of every covenant and obligation in the indenture to be performed or observed by AAM, Inc. or Holdings, as the case may be;

•	immediately after giving effect to the transaction, no Event of Default, as defined in the indenture, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing; and

•	AAM, Inc. or Holdings, as the case may be, has delivered to the trustee an officers’ certificate and an opinion of counsel, each in the form required by the indenture and stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the foregoing provisions relating to such transaction.

      In case of any such consolidation, merger, conveyance or transfer, the successor entity will succeed to and be substituted for AAM, Inc. or Holdings, as the case may be, as obligor or guarantor on the notes, as the case may be, with the same effect as if it had been named in the indenture as AAM, Inc. or Holdings, as the case may be.

      Limitation on Liens. AAM, Inc. and Holdings will not, and will not permit any Restricted Subsidiary to, create, incur, issue, assume or guarantee any indebtedness for money borrowed (“Debt”) secured by a Mortgage upon any Operating Property, or upon shares of capital stock or Debt issued by any Restricted Subsidiary and owned by AAM, Inc. or Holdings or any Restricted Subsidiary, whether owned at the date of the indenture or thereafter acquired, without effectively providing concurrently that the notes of each series then outstanding under the indenture are secured equally and ratably with or, at our option, prior to such Debt so long as such Debt shall be so secured.

      The foregoing restriction shall not apply to, and there shall be excluded from Debt in any computation under such restriction, Debt secured by:

(1) Mortgages on any property existing at the time of the acquisition thereof;

(2) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with our company or Holdings or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to us, Holdings or a Restricted Subsidiary, provided that any such Mortgage does not extend to any property owned by us, Holdings or any Restricted Subsidiary immediately prior to such merger, consolidation, sale, lease or disposition;

(3) Mortgages on property of a corporation existing at the time such corporation becomes a Restricted Subsidiary;

(4) Mortgages in favor of our company, Holdings or a Restricted Subsidiary;

(5) Mortgages to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure debt incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained no later than 360 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property;

(6) Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and

(7) Mortgages existing on the date of the indenture or any extension, renewal, replacement or refunding of any Debt secured by a Mortgage existing on the date of the indenture or referred to in clauses (1) to (3) or (5), provided that any such extension, renewal, replacement or refunding of such Debt shall be created within 360 days of repaying the Debt secured by the Mortgage referred to in clauses (1) to (3) or (5) and the principal amount of the Debt secured thereby and not otherwise authorized by clauses (1) to (3) or (5) shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

      Notwithstanding the restrictions described above, AAM, Inc., Holdings and any Restricted Subsidiaries may create, incur, issue, assume or guarantee Debt secured by Mortgages without equally and ratably securing the notes of each series then outstanding if, at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Debt which is concurrently being retired, the aggregate amount of all such Debt secured by Mortgages which would otherwise be subject to such restrictions (other than any Debt secured by Mortgages permitted as described in clauses (1) through (7) of the immediately preceding paragraph) plus all Attributable Debt of AAM Inc. Holdings and the Restricted Subsidiaries in respect of Sale and Leaseback Transactions with respect to Operating Properties (with the exception of such transactions which are permitted under clauses (1) through (4) of the first sentence of the first paragraph under “— Limitation on Sale and Leaseback Transactions” below) does not exceed 10% of Consolidated Net Tangible Assets.

      “Consolidated Tangible Assets” means the aggregate of all assets of Holdings (including the value of all existing Sale and Leaseback Transactions and any assets resulting from the capitalization of other long-term lease obligations in accordance with GAAP) appearing on the most recent available consolidated balance sheet of Holdings at their net book values, after deducting related depreciation, applicable allowances and other properly deductible items, and after deducting all goodwill, trademarks, tradenames, patents, unamortized debt discount and expenses and other like intangibles, all prepared in accordance with GAAP.

      “Consolidated Current Liabilities” means the aggregate of the current liabilities of Holdings appearing on the most recent available consolidated balance sheet of Holdings, all in accordance with GAAP. In no event shall Consolidated Current Liabilities include any obligation of Holdings or its Subsidiaries issued under a revolving credit or similar agreement if the obligation issued under such agreement matures by its terms within 12 months from the date thereof but by the terms of such agreement such obligation may be renewed or extended or the amount thereof reborrowed or refunded at the option of Holdings, our company or any Subsidiary for a term in excess of 12 months from the date of determination.

      “Consolidated Net Tangible Assets” means Consolidated Tangible Assets after deduction of Consolidated Current Liabilities.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the Issue Date.

      “Mortgage” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or any other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

      “Operating Property” means any real property or equipment located in the United States owned by, or leased to, AAM, Inc., Holdings or any Subsidiary that has a market value in excess of 1.0% of Consolidated Net Tangible Assets.

      “Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Restricted Subsidiary” means any Subsidiary (excluding AAM, Inc.) that owns Operating Property.

      “Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing to AAM, Inc., Holdings or any Subsidiary of any Operating Property, which Operating Property has been or is to be sold or transferred by AAM, Inc., Holdings or such Subsidiary to such Person.

      “Subsidiary” means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by AAM, Inc. or Holdings, or by one or more other Subsidiaries, or by AAM, Inc. or Holdings and one or more other Subsidiaries.

      Limitation on Sale and Leaseback Transactions. AAM, Inc. and Holdings will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Operating Property unless:

(1) the Sale and Leaseback Transaction is solely with our company, Holdings or another Restricted Subsidiary;

(2) the lease is for a period not in excess of twenty-four months, including renewals;

(3) our company, Holdings or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1) through (7) of the second paragraph under the heading “— Limitation on Liens,” without equally and ratably securing the notes then outstanding under the indenture, to create, incur, issue, assume or guarantee Debt secured by a Mortgage on such Operating Property in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

(4) our company, Holdings or such Restricted Subsidiary within 360 days after the sale of such Operating Property in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of such Operating Property or (B) the fair market value of such Operating Property to (i) the retirement of notes, other Funded Debt of our company or Holdings ranking on a parity with the notes or Funded Debt of a Restricted Subsidiary or (ii) the purchase of Operating Property; or

(5) the Attributable Debt of our company, Holdings and our Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the date of the indenture (other than any such Sale and Leaseback Transaction as would be permitted as described in clauses (1) through (4) of this sentence), plus the aggregate principal amount of Debt secured by Mortgages on Operating Properties then outstanding (not including any such Debt secured by Mortgages described in clauses (1) through (7) of the second paragraph under the heading “— Limitation on Liens”) which do not equally and ratably secure such outstanding notes (or secure such outstanding notes on a basis that is prior to other Debt secured thereby), would not exceed 10% of Consolidated Tangible Net Assets.

      “Attributable Debt” in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with GAAP) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

      “Funded Debt” means all Debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower, but excluding any such Debt owed to our company, Holdings or a Subsidiary.

Events of Default; Waiver and Notice

      An event of default is defined in the indenture as:

(a) default for 30 days in payment of any interest on the notes (including additional interest under the registration rights agreement described below) when it becomes due and payable;

(b) default in payment of principal of or any premium on the notes at maturity or redemption price when the same becomes due and payable;

(c) default by us or Holdings in the performance of any other covenant contained in the indenture for the benefit of the notes that has not been remedied by the end of a period of 60 days after notice is given as specified in the indenture;

(d) the guarantee of Holdings ceases to be in full force and effect or is declared null and void or Holdings denies that it has any further liability under its guarantee to the note holders, or has given notice to such effect (other than by reason of the termination of the indenture or the release of such guarantee in accordance with the indenture), and such condition shall have continued for a period of 30 days after notice is given as specified in the indenture;

(e) default in the payment of principal when due or resulting in acceleration of other indebtedness of AAM, Inc., Holdings or any Significant Subsidiary for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $50 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount at maturity of the notes, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

(f) certain events of bankruptcy, insolvency and reorganization of our company or Holdings.

      When we refer to a “Significant Subsidiary,” we mean any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act as in effect on the date of the indenture.

      The indenture provides that:

•	if an event of default described in clause (a), (b), (c), (d) or (e) above has occurred and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the principal amount of the notes then outstanding, and any accrued and unpaid interest through the date of such declaration, to be due and payable immediately;

•	upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on or interest on, the notes and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the notes then outstanding; and

•	if an event of default described in clause (f) occurs and is continuing, then the principal amount of all notes issued under the indenture and then outstanding, together with any accrued interest through the occurrence of such event, shall become and be due and payable immediately, without any declaration or other act by the trustee or any other holder.

      Under the indenture, the trustee must give to the holders of notes notice of all uncured defaults known to it with respect to the notes within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payments of principal of, any premium on, any of the notes, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the notes.

      No holder of any notes may institute any action under the indenture unless:

•	such holder has given the trustee written notice of a continuing event of default with respect to the notes;

•	the holders of not less than 25% in aggregate principal amount of the notes then outstanding have requested the trustee to institute proceedings in respect of such event of default;

•	such holder or holders have offered the trustee such reasonable indemnity as the trustee may require;

•	the trustee has failed to institute an action for 60 days thereafter; and

•	no inconsistent direction has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of notes.

      The holders of a majority in aggregate principal amount of the notes affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The indenture provides that, if an event of default occurs and is continuing, the trustee, in exercising its rights and powers under the indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. The indenture further provides that the trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

      We must furnish to the trustee within 120 days after the end of each fiscal year a statement of our company signed by one of the officers of our company to the effect that a review of our activities during such year and our performance under the indenture and the terms of the notes has been made, and, to the knowledge of the signatories based on such review, we have complied with all conditions and covenants of the indenture or, if we are in default, specifying such default.

Modification of the Indenture

      We and the trustee may, without the consent of the holders of the notes issued under the indenture, enter into supplemental indentures for, among others, one or more of the following purposes:

•	to evidence the succession of another corporation to our company, and the assumption by such successor of our obligations under the indenture and the notes;

•	to add covenants of our company, or surrender any rights of the company, or add any rights for the benefit of the holders of notes;

•	to cure any ambiguity, omission, defect or inconsistency in such indenture;

•	to establish the form or terms of any other series of debt securities, including any subordinated securities;

•	to evidence and provide the acceptance of any successor trustee with respect to the notes or one or more other series of debt securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with such indenture; and

•	to provide any additional events of default.

      With certain exceptions, the indenture, the Holdings guarantee or the rights of the holders of the notes may be modified by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding, but no such modification may be made without the consent of the holder of each outstanding note affected thereby that would:

•	change the maturity of any payment of principal of, or any premium on, any notes, or change any place of payment where, or the coin or currency in which, any note or any premium is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture; or

•	modify any of the provisions of certain sections of the indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity, or any redemption date, or otherwise, cash sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by our company.

Governing Law

      The indenture, the notes and the guarantee are governed by and construed in accordance with the laws of the State of New York.

Book-Entry System

      The notes will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except in the circumstances described below, the notes will not be issued in definitive form.

      Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the initial purchasers with the respective principal amounts of the notes represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Owners of beneficial interests in the notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes presented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of notes under the global securities or the indenture. Payment of principal amounts on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. None of our company, Holdings, the trustee, any paying agent or the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominees, upon receipt of any payment of the principal amount, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

      If DTC is at any time unwilling or unable to continue as a depository and a successor depository is not appointed by us within 90 days or if an event of default has occurred and is continuing, we will issue notes in definitive form in exchange for the entire global security for the notes. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by such global security equal in principal amount to such beneficial interest and to have such notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 principal amount and integral multiples thereof, unless otherwise specified by us.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

      On January 9, 2004, AAM, Inc. entered into a new senior unsecured revolving credit facility, or the Senior Revolving Bank Credit Facility, that provides up to $600.0 million of revolving bank credit commitments through January 2009, of which up to the equivalent of $100 million and $50 million, respectively, can be denominated in Euros and Pounds Sterling. This new bank credit facility will be used for general corporate purposes, including to refinance our previously existing bank credit facilities.

      The Senior Revolving Bank Credit Facility provides up to $100 million to be represented by Letters of Credit. We may also use up to $30 million for short-notice swingline loans.

      Amounts outstanding under the Senior Revolving Bank Credit Facility are unconditionally and irrevocably guaranteed by Holdings and may also be guaranteed in the future by certain of AAM, Inc.’s material subsidiaries.

      At our option, interest rates applicable to borrowings under the Senior Revolving Bank Credit Facility are either based on the LIBOR rate for loans in dollars and Pounds Sterling or the EURIBOR rate for loans in Euros, plus a margin ranging from 0.625% to 2.00%, or the JP Morgan Chase Bank alternate base rate (for loans in dollars), plus a margin ranging from 0.00% to 1.00%. The alternate base rate is the higher of JP Morgan Chase Bank’s prime rate and the federal funds effective rate plus 0.50%.

      With respect to letters of credit, we pay a per annum fee equal to the applicable margin with respect to LIBOR and EURIBOR loans, or Eurodollar loans, then in effect under the facility, multiplied by the aggregate face amount of outstanding letters of credit. We also pay a per annum fee ranging from 0.15% to 0.40%, multiplied by the undrawn portion of the commitments under the Senior Revolving Bank Credit Facility.

      The Senior Revolving Bank Credit Facility contains various operating covenants which, among other things, impose certain limitations on our ability to incur secured or subsidiary indebtedness, incur liens, merge, make acquisitions, sell all or substantially all of our assets or enter into certain types of transactions with our affiliates. There are no direct limitations on the unsecured indebtedness of AAM, Inc. or Holdings. In addition, the Senior Revolving Bank Credit Facility requires us to comply with financial covenants relating to leverage and minimum net worth.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

      We believe that the exchange of the old notes for notes will not constitute a taxable exchange for U.S. federal income tax purposes and thus holders of old notes that tender in the exchange offer will not recognize any gain or loss. As such, each holder’s tax basis and holding period for the notes will be the same as such holder’s tax basis and holding period for the old notes immediately before the exchange. Holders will report interest accruing on the notes in the same manner for tax purposes as interest accruing on the old notes and accrued interest on the old notes will carry over as accrued interest on the notes. Since you may have tax considerations unique to your particular situation, you are urged to consult your own tax advisor to confirm the tax consequences of your participation in the exchange offer.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days following the consummation of the exchange offer, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sale of notes by broker-dealers. Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the notes. Any broker-dealer that resells notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We will promptly send a reasonable amount of additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.

LEGAL MATTERS

      Shearman & Sterling LLP has passed upon the validity of the notes and the guarantee offered by this prospectus for us.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Holdings’ Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.